SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Date of Report: January 5, 2007

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the Registrant’s press release, dated January 4, 2007, entitled “Scopus Video Networks appoints Dr. Yaron Simler as Chief Executive Officer. David Mahlab Becomes Active Chairman of the Board”.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: January 5, 2007

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Press Release

Scopus Video Networks appoints Dr. Yaron Simler as
Chief Executive Officer

David Mahlab Becomes Active Chairman of the Board

Tel Aviv: 5 January 2007 – Scopus Video Networks (NASDAQ:SCOP), a provider of digital video networking products, announces the appointment of Dr. Yaron Simler as Chief Executive Officer. The appointment is a part of a succession plan that was announced in the company’s filings for its December 2005 IPO, and has been effective commencing January 1, 2007. Dr. Simler will continue to serve as a member of Scopus’ Board of Directors.

Dr. Simler succeeds David Mahlab, who co-founded and led Scopus through its first decade. Mr. David Mahlab has been appointed as an active Chairman of the Board. Former Chairman, Yoel Gat, will remain a member of Scopus’ Board of Directors.

“I am excited about Yaron’s vision for Scopus and the industry and I am proud to know that he will be taking Scopus even higher and farther,” said David Mahlab. “Yaron’s immense knowledge and expertise in all aspects of the industry coupled with his acute business sense have enhanced Scopus America’s growth. His intimate familiarity with the American and worldwide markets, makes him the right person to lead our team into the future.”

“It has been a tremendous privilege to work alongside David,” said Dr. Simler. “David has made immeasurable contributions to the company from its founding all the way through to it becoming publicly traded. He has positioned Scopus as a key provider of content delivery and processing solutions and created tremendous promise. I am honored to be chosen to lead the company after David and would like to thank him for his wonderful work. We are all looking forward to serving with him as our new Chairman.”

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Since August 2005, Dr. Simler has served as Scopus' President. Previously he was President of Harmonic's Convergent Systems Division (CSD). Dr. Simler received his Ph.D. in Electrical Engineering from the University of California, Berkeley.

About Scopus Video Networks:
Scopus Video Networks (NASDAQ:SCOP) develops, markets, and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. Scopus’ products support digital television, HDTV, live event coverage, and content distribution.

Scopus provides a comprehensive digital video networking product offering, including intelligent video gateways, encoders, decoders, and network management products. Scopus’ products are designed to allow network operators to increase service revenues, improve customer retention, and minimize capital and operating expenses.

Scopus’ customers include satellite, cable, and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

For more information visit: www.scopus.net

Contacts:
Scopus' Corporate Contact - Rinat Yeffet
Tel. +972-3-9007767, rinaty@scopus.net

PR Agency: Shuman & Associates
Tel. +1-812-272-2596, joshs@shumanpr.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully demonstrate to service providers integrated solutions, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com

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